Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

By and Among

EXONE AMERICAS LLC,

MACHIN-A-MATION CORPORATION,

METAL LINKS, LLC,

MR. WILLIAM R. DEGA

March 3, 2014

8.	DELIVERIES BY SELLER AND METAL LINKS		16

9.	DELIVERIES BY BUYER		18

10.	COVENANT NOT TO COMPETE / SOLICIT		18
	10.1	Non-Competition / Non-Solicit Agreement	18
	10.2	Acknowledgments	19
	10.3	Unique Nature of Agreement	19
	10.4	Severability and Reformation	20
	10.5	Tacking	20

11.	EXPENSES		20

12.	ABSENCE OF BROKER OR FINDER		21

13.	NOTICES		21

14.	INDEMNIFICATION AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES		22
	14.1	Payment of Taxes, Satisfaction of Excluded Liabilities and Indemnity by Seller	22
	14.2	Indemnity by Buyer	23
	14.3	Survival	23
	14.4	Limitations on Indemnification	23
	14.5	Indemnification Procedures	24

15.	EMPLOYEES OF SELLER		24

16.	FURTHER ASSURANCES		25

17.	POST CLOSING COOPERATION		25

18.	CHANGE OF COMPANY’S NAME		26

19.	PERFORMANCE OF AGREEMENTS		26

20.	MISCELLANEOUS		27
	20.1	Governing Law	27
	20.2	Counterparts/Use of Facsimiles	27
	20.3	Entire Agreement	27
	20.4	No Presumption Against Draftsman	27
	20.5	Jurisdiction/Service of Process/Waiver of Jury Trial	27
	20.6	Non-Disclosure/Public Announcement	28
	20.7	Real Estate Matters	28
	20.8	Successors And Assigns	29
EXHIBIT A — ESCROW AGREEMENT

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EXHBIT B — SAMPLE EARNOUT PAYMENTS CALCULATION
EXHIBIT C — DEED
EXHIBIT D — EMPLOYMENT AGREEMENT
DISCLOSURE SCHEDULES

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made as of this 3rd day of March, 2014, by and among EXONE AMERICAS LLC, a Delaware limited liability company (“Buyer”), MACHIN-A-MATION CORPORATION, a Michigan corporation (“Company”), METAL LINKS, LLC, a Michigan limited liability company (“Metal Links”), and MR. WILLIAM R. DEGA (“Owner”; together with Company, “Seller”). Each of the Buyer, Company, Metal Links and Owner may herein be referred to as a “Party” or collectively as the “Parties.”

WITNESSETH:

WHEREAS, Seller is engaged in the business of operating a machining and finishing shop located at 56568 North Bay Drive, Chesterfield, Michigan (hereinafter referred to as the “Business”);

WHEREAS, Metal Links owns the real property located at 56568 North Bay Drive, Chesterfield, Michigan 48051 and any and all buildings, facilities, fixtures and other improvements now or hereafter located on such real property (the “Facility”);

WHEREAS, Seller and Metal Links desire to sell, and Buyer desires to purchase, substantially all of the Assets of Seller (as defined in Section 3 below) and the Facility used in connection with the Business as described herein and to assume only certain specific liabilities related to the Business as specified herein.

NOW THEREFORE, for and in consideration of the premises and the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.	SALE AND PURCHASE OF THE ASSETS AND THE FACILITY

Seller hereby covenants and agrees to sell, assign, transfer and deliver to Buyer as of the date hereof, and Buyer covenants and agrees to purchase and accept from Seller the Assets, as defined in Section 3 hereof, in the manner and for the consideration set forth in this Agreement free and clear of any Encumbrances (as defined in Section 6.9).

Metal Links hereby covenants and agrees to sell, assign, transfer and deliver to Buyer as of the date hereof, and Buyer covenants and agrees to purchase and accept from Metal Links, the Facility in the manner and for the consideration set forth in this Agreement free and clear of any Encumbrances (defined in Section 6) other than Permitted Encumbrances (defined in Section 6.9).

2.	CLOSING AND CLOSING DATE

The closing of the transactions contemplated hereby (the “Closing”) shall take place simultaneously with the execution and delivery of this Agreement. The date of the Closing is hereinafter referred to as the “Closing Date.” The Closing shall be effective as of 11:59 p.m. on the Closing Date.

3.	TRANSFER OF THE ASSETS

Seller and Metal Links, as applicable, shall transfer, at the Closing on the Closing Date, by deeds, bills of sale and other appropriate documents reasonably satisfactory to Buyer, free and clear of any Encumbrance (as defined in Section 6.9) other than the Permitted Encumbrances (as defined in Section 6.9), all properties, interests in properties and assets owned by Company and Metal Links related to the Business and any properties or assets owned or used by Owner related to the Business specifically described below (herein collectively referred to as the “Assets”), including without limitation:

•	The Facility;

•	Any pre-paid taxes with respect to the ownership and operation of the Facility, which are described on Schedule 3;

•	All accounts or notes receivable relating to the Business, and any security, claim, remedy or other right related to any of the foregoing (“Accounts Receivable”);

•	All prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of taxes) relating to the Business;

•	All rights under warranties, indemnities and all similar rights against third parties to the extent related to any Asset;

•	All insurance benefits, including rights and proceeds, arising from or relating to the Business, the Assets or the Assumed Liabilities;

•	All goodwill and the going concern value of the Business;

•	All tools, dies, machinery and other equipment used by the Business;

•	All inventories relating to the Business, wherever located, including all finished goods, work in process, raw materials, spare parts, obsolete items and all other materials and supplies to be used or consumed by the Business;

•	All right, title and interest in, to and under any contract, purchase order, license or other agreement listed on Schedule 3(a) to this Agreement (the “Assumed Contracts”);

•	All intellectual property relating to the Business, including but not limited to names (including the name “Machin-A-Mation”), websites, logos, trademarks, patents, copyrights and licenses;

•	All accreditations, permits or licenses (to the extent such items are transferable) relating to the Business;

•	All supplies used in the operation of the Business;

•	All personal property, including but not limited to furniture and furnishings, used in the Business;

•	All books and records relating to the Business, financial records, employment files of active employees of the Business, and all supporting documents (such as employee licenses and certifications), data files requested by Buyer in a computer readable format insofar as is possible;

•	All customer lists and other records, files, data, reports, lists, ledgers, market studies, books and records (including such records as are contained in any computer media) relating to the Business;

•	All protocols, employee manuals, job descriptions, and all related information relating to the Business;

•	All claims against third parties relating to the Business or the Assets, whether choate or inchoate, known or unknown, contingent or non-contingent;

•	The existing telephone numbers, e-mail addresses for active employees of the Business who are employed by Buyer at Closing; and

•	All other intangible property relating to the Business.

A specific list of the Assets is attached hereto as Schedule 3(b); provided, however, that the failure to list an item on Schedule 3(b) shall not disqualify such item as an Asset, as it is the intent of the parties that Buyer is acquiring all of Seller’s assets relating to the Business with the sole exception of those items specifically listed on Schedule 3(c) hereto (the “Excluded Assets”), which shall be excluded from the Assets and remain the property of Seller.

Notwithstanding the foregoing, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability (defined in Section 4(a)) related to the Assets of the Business unless Buyer expressly assumes that Liability pursuant to Section 4 hereof.

4.	ASSUMPTION OF LIABILITIES

(a) In connection with the sale of the Assets to Buyer, Buyer will assume only the following Liabilities (as defined below) of Seller and Metal Links: (i) the trade accounts payable by Seller to third parties listed on Schedule 4(a) by person or entity payable, amount and due date; (ii) all Liabilities in respect of the Assumed Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, were incurred in the ordinary course of business and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller on or prior to the Closing; (iii) those other Liabilities of Seller set forth on Schedule 4(a) (collectively, the “Assumed Liabilities”) and (iv) the Permitted Encumbrances. “Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

(b) Except for the Assumed Liabilities, Buyer will not assume, and will not be liable for, any of Seller’s or Metal Link’s other Liabilities, debts, taxes, obligations, contracts or commitments of any nature or kind whatsoever, whether existing as of the Closing or arising thereafter, known or unknown, contingent or otherwise, including (i) any Liability of the Business or the Facility arising out of or relating to facts or circumstances that occurred or existing on or prior to the Closing, (ii) any payroll Liabilities, pension Liabilities, health, welfare or retirement Liabilities or any earned, accrued, used or unused personal leave, personal time off, sick or vacation leave, employment contracts, bonuses or other payouts for the Seller’s employees, (iii) other obligations of Seller or otherwise related to the Business, including but not limited to any accrued rent or other liabilities of the Company to Owner Metal Links under any lease agreement or arrangement between the Company and Owner, (iv) any Liability of Metal Links with respect to the ownership or operation of the Facility prior to the Closing or (iv) any notes payable by the Company to Owner with respect to the prior operations of the Business (collectively, the “Excluded Liabilities”). Seller and Metal Links covenant and agree to perform, satisfy or otherwise discharge any Excluded Liability promptly, and Seller and Metal Links agree that satisfaction and performance of any and all Excluded Liabilities will be the sole obligation and responsibility of Seller and Metal Links, and Buyer shall have no liability for any Excluded Liability under any circumstance.

5.	PURCHASE PRICE

(a) Buyer shall pay to the Company as total consideration for the Assets (excluding the Facility) and the transactions contemplated hereby the sum of Three Million Two Hundred Ninety Thousand Dollars ($3,290,000) (the “Asset Purchase Price”), plus the Earnout Payments, as applicable, as set forth in Section 5(d) below. Buyer shall pay to Metal Links as consideration for the Facility the sum of One Million Three Hundred Thousand Dollars ($1,300,000) (the “Facility Purchase Price” and collectively with the Asset Purchase Price, the “Purchase Price”).

(b) At the Closing, Buyer will deliver to JP Morgan Chase (the “Escrow Agent”) an amount equal to Two Hundred Fifty Thousand Dollars ($250,000) (the “Escrow Amount”) to

provide a source for the satisfaction of the indemnification claims of Buyer pursuant to Section 14 of this Agreement with such amount to be held and disbursed by Escrow Agent pursuant to the terms of that certain Escrow Agreement by and among Escrow Agent, Buyer and the Company, in substantially the form attached hereto as Exhibit A. The Escrow Amount will be used as a source to satisfy any amounts due Buyer for which the Buyer is entitled to indemnification or reimbursement in accordance with Section 14 of this Agreement. Within five (5) business days following the six (6) month anniversary of the Closing (the “Termination Date”), (a) the Escrow Agent will pay to the Seller the balance of the Escrow Amount remaining on the Termination Date and (b) the escrow of the Escrow Amount will terminate pursuant to the terms of the Escrow Agreement. Notwithstanding the foregoing, if on the Termination Date any claim by Buyer has been made for indemnification pursuant to Section 14 hereof and the Buyer has notified the Escrow Agent and the Seller of such claim in writing, then there will be withheld from the distribution to the Seller such amount of the Escrow Amount as is necessary to cover such pending claim in accordance with the terms of the Escrow Agreement, and such withheld amount will be retained in the escrow pursuant to the terms of the Escrow Agreement and upon resolution of such claim will either be (i) paid to the Buyer or (ii) paid to the Seller, as determined upon final resolution of such claim in accordance with the terms of the Escrow Agreement and this Agreement.

(c) At the time of the Closing, the Asset Purchase Price will be payable by Buyer as follows: (1) $250,000 to JP Morgan Chase, (2) $125,000 to Roger Thiltgen as payment for the Company’s obligations to Mr. Thiltgen and (3) $2,915,000 to the Company. The Facility Purchase Price shall be payable by Buyer to Chicago Title Insurance Company (“Chicago Title”) at Closing by wire transfer of immediately available funds to an account designated in writing by Chicago Title. Chicago Title, in turn, will allocate expenses and disclose all net proceeds for the Facility to Metal Links as permitted in the Settlement Statement, a copy of which is attached as Schedule 5(a).

(d) In addition to the Purchase Price, based upon the future performance of the business operations generated from the utilization of the Assets, Buyer shall be required to make the following additional payments upon the satisfaction of certain financial goals: (i) a payment of $200,000 will be payable to the Company in the event that the acquired Business conducted at 56568 North Bay Drive, Chesterfield Michigan following the Closing generates net sales of $2,490,412 for the ten-months ending December 31, 2014 with a gross margin of at least 25% and (ii) a payment of $200,000 payable to the Company in the event that the acquired Business conducted at 56568 North Bay Drive, Chesterfield Michigan following the Closing generates net sales of $3,500,000 for the year ending December 31, 2015 with a gross margin of at least 25% (collectively, the “Earnout Payments”). Calculations of the net sales and the applicable gross margin Earnout Payments will be made in accordance with Generally Accepted Accounting Principles following the completion of the applicable fiscal year in which such net sales are made. Gain on sale of assets, if any, will not be included in calculation of pre-tax profits. A sample calculation of the Earnout Payments, including the calculations of net sales and gross margin, is set forth as Exhibit B to this Agreement. Any Earnout Payments if owing by Buyer to the Company for any applicable fiscal year shall be paid by Buyer to the Company by wire transfer of immediately available funds to an account designated in writing by the Company within ten (10) business days following the filing of The ExOne Company’s annual report on Form 10-K with the Securities and Exchange Commission for the applicable fiscal year.

(e) Buyer shall prepare an allocation of the Purchase Price among the Assets in accordance with IRC Section 1060 and the Treasury regulations thereunder (and any similar provision of state, local or foreign law, as appropriate), which allocation shall be binding upon Seller. Buyer shall deliver such allocation to Seller within the later of seventy-five (75) days after the Closing Date. Buyer and Seller, and their affiliates, shall report, act, and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation prepared by Buyer. Seller shall timely and properly prepare, execute, file, and deliver all such documents, forms, and other information as Buyer may reasonably request to prepare such allocation. Neither Buyer nor Seller shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocation, unless required to do so by applicable law.

6.	REPRESENTATIONS AND WARRANTIES OF SELLER AND METAL LINKS

Seller and Metal Links, jointly and severally, represent and warrant to Buyer as follows:

6.1	Organization, Qualification and Status.

Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Company has full corporate power and authority to own, lease and use its properties and to carry on its business as presently conducted. Company is duly qualified or licensed to do business and in good standing as a foreign corporation in any jurisdiction in which the nature of its business or the character of the properties and assets which it owns or leases makes such qualification or licensing necessary. Metal Links is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan. Owner is the sole member of Metal Links. Metal Links has full power and authority to own, lease and use its properties and to carry on its business as presently conducted. Metal Links is duly qualified or licensed to do business and in good standing as a foreign corporation in any jurisdiction in which the nature of its business or the character of the properties and assets which it owns or leases makes such qualification or licensing necessary. Owner owns 100% of the outstanding equity of Company and Metal Links. Owner does not own any equity interest in any other subsidiary or other entity that owns any Assets or conducts any part of the Business, and neither Company nor Metal Links owns any equity interest in any subsidiary or other entity that owns any Assets or conducts any part of the Business.

6.2	Authorization; Valid and Binding Obligation.

Company and Metal Links have full power and authority to execute and deliver this Agreement and to perform their respective obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Company and Metal Links. This Agreement constitutes the valid and legally binding obligation of each Seller and Metal Links enforceable against such Seller and Metal Links in accordance with its terms.

6.3	No Violation.

Except as listed on Schedule 6.3, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (i) conflict with or result in a breach of any of the terms, conditions or provisions of any organizational documents of Company or Metal Links, or (ii) violate, conflict with or result in a breach of or default under any of the terms, conditions or provisions of any agreement, understanding, arrangement, indenture, contract, lease, sublease, loan agreement, note, restriction, obligation or Liability to which Seller or Metal Links is a party or by which they are bound or to which they or their assets are subject (individually, an “Instrument” and collectively, the “Instruments”), or (iii) accelerate or give to others any interests or rights, including rights of acceleration, termination, modification or cancellation, under any Instrument or in or with respect to the Business, Assets or the Facility, or (iv) result in the creation of any Encumbrance on the Assets or the Facility, or (v) conflict with, violate or result in a breach of or constitute a default under any law, statute, rule, judgment, order, decree, injunction, ruling or regulation of any government, governmental agency, authority or instrumentality, court or arbitration tribunal to which Seller or Metal Links or to which any of the Assets or the Facility are subject, or (vi) require Seller or Metal Links to give notice to, or obtain an authorization, approval, order, license, franchise, declaration or consent of, or make a filing with, any third party or foreign, federal, state, county, local or other governmental or regulatory body.

6.4	Absence of Undisclosed and Contingent Liabilities.

Seller has no Liabilities of any nature (whether secured or unsecured, accrued, absolute or contingent, unliquidated or otherwise and whether known or unknown or due or to become due) as of the date hereof relating to the Business or the Assets other than as listed on Schedule 6.4 hereto or as set forth in the Financial Statements (as defined in Section 6.7).

6.5	Locations/Prior Names.

Schedule 6.5 attached hereto lists all of the locations from which Seller has conducted the Business during the five (5) year period preceding the date of this Agreement. Except as set forth on Schedule 6.5, Company has not, within the five (5) year period preceding the date of this Agreement, changed its name, operated under a fictitious name, been the surviving entity of a merger or consolidation, or acquired all or substantially all of the assets of any person or entity.

6.6	Tax Matters.

Seller and Metal Links (i) have timely and properly filed or caused to be filed all tax returns which they are or have been required to file on or prior to the date hereof, by any jurisdiction to which they are or have been subject, all such tax returns being true and correct and complete in all respects, (ii) have timely paid or caused to be paid in full all taxes which are or have become due and payable to all taxing authorities with respect to such returns and periods, (iii) have made or caused to be made all withholdings of taxes required to be made by them, and such withholdings have either been paid to the appropriate governmental agency or set aside in appropriate accounts for such purpose, and (iv) have otherwise satisfied, in all material respects, all applicable laws and agreements with respect to the filing of tax returns and the payment of taxes.

6.7	Financial Statements and Books and Records.

(a) True and correct copies of the Seller’s financial statements for the Business for the period ended December 31, 2013 are attached hereto as Schedule 6.7 (the “Financial Statements”). The Financial Statements are correct and complete in all respects, were prepared in accordance with the Seller’s books and records, and fairly present the financial position and results of the Business as of the dates and for the periods covered thereby. Since December 31, 2013, Seller has conducted the Business in the ordinary course of business and there has not been any material adverse change in the Business, the Assets, or the operations, condition or prospects of the Business. Since December 31, 2013, Seller has not (a) created or incurred any Liability except for unsecured current Liabilities under purchase orders or contracts listed on Schedule 6.7; (b) loaned any money or otherwise pledged for the credit of Seller, or mortgaged, pledged or subjected to any Encumbrance or otherwise encumbered any of the Assets; (c) suffered any losses or any other event or condition of any character adverse to the Business, or waived any rights of substantial value with respect to the Business; (d) declared or paid any dividends or made any other distribution on or in respect of, or directly or indirectly purchased, retired, redeemed or otherwise acquired any shares of, the Company’s capital stock; (e) suffered any labor disputes or organizational activity by its employees; (f) become bound by or entered into any contract, commitment or transaction other than those listed on Schedule 6.7; or (g) entered into any contract or agreement to do or perform any of the foregoing actions.

(b) The books of account and other records of the Business are complete and correct in all respects. Seller (i) keeps books, records and accounts that accurately, fairly and in reasonable detail reflect in all respects the Assets, Liabilities and transactions of the Business and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurance that all transactions of the Business are accurately and promptly recorded and that all transactions are executed in accordance with management’s authorizations.

6.8	Litigation.

There is no claim, action, proceeding or investigation pending or threatened (collectively a “Claim”) against Seller by any third party or before any court or administrative agency that might result, either individually or in the aggregate, in any material adverse change in the Business or Assets, or the prospects, condition, affairs, operation, properties or assets of the Business of the Seller, or in any Liability on the part of Seller in excess of $5,000. To Seller’s knowledge, no facts or circumstances exist which could give rise to any Claim against Seller with respect to the Business. There is no Claim against Seller that might affect the validity of this Agreement or which could prevent, hinder or delay consummation of the transactions contemplated by this Agreement.

6.9	Title to Assets.

Except as set forth in Schedule 6.9, Seller and Metal Links, as applicable, have all right, title and interest in, and good and marketable title to, all of the Assets and the Facility, free and clear of any Encumbrance. Schedule 6.9 lists each Asset that is leased by Seller and used in the Business (the “Leased Assets”).

Metal Links owns good and marketable title to its estates in the Facility, free and clear of any Encumbrances, other than: (i) liens for taxes for the current tax year which are not yet due and payable; and (ii) those described in Schedule 6.9 (“Permitted Encumbrances”). True and complete copies of (A) all deeds, existing title insurance policies and surveys of or pertaining to the Facility and (B) all instruments, agreements and other documents evidencing, creating or constituting any Real Estate Encumbrances have been delivered to Buyer. Seller and Metal Links warrant to Buyer that, at the time of Closing, the Facility shall be free and clear of all Encumbrances other than the Permitted Encumbrances. “Encumbrance” shall mean any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right-of-way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership.

6.10	No Consent.

Except as listed on Schedule 6.10, no consent, authorization, approval, exemption or other action by, and no filing, registration or qualification with, any third party or any governmental authority is or will be necessary in connection with the execution and delivery by Seller or Metal Links of this Agreement and all documents to be entered into in connection herewith, the consummation of the transactions contemplated hereby and thereby or the performance by Seller or Metal Links of its obligations hereunder and thereunder.

6.11	Environmental Matters.

(a) Seller and Metal Links have complied, and are currently in compliance, with all Environmental Laws that are, or were, applicable to the use of the Assets or the operation of the Business or the condition of the Facility, and has obtained all permits, licenses and other authorizations from, and submitted all forms, fees, registrations, reports and similar filings to, the appropriate person or governmental agency needed, or required, to operate the Business and the Facility in compliance with the applicable Environmental Laws, (b) Seller, the operation of the Business, and the operation of the Facility have been at all times in compliance with all applicable Environmental Laws, (c) Seller and Metal Links are unaware of any present requirement of any applicable Environmental Law which is due to be imposed upon the Seller, the Business or the Facility which will increase the cost of complying with the Environmental Laws post Closing, (d) any past on-site generation, handling, treatment, processing, storage, release and disposal of Hazardous Materials by Seller and its predecessors with regard to the Business or at the Facility have been done in compliance with the currently applicable Environmental Laws; (e) any past off-site transportation, treatment, processing, storage and disposal of Hazardous Materials generated by Seller and its predecessors from the Business or at the Facility have been done in compliance with the currently applicable Environmental Laws; (f) Seller and Metal Links have not received any written notice, citation, direction, order or summons alleging any violation or failure of the Seller, the Business or the Facility to comply in any material respect with any Environmental Laws; (g) Seller and its predecessors have not released, spilled, disposed (whether intentionally or unintentionally), leaked, dumped, placed, or otherwise discharged into the environment any Hazardous Materials associated with the Business or at the Facility except as expressly authorized by applicable Environmental Laws; (h) there have not been and currently are no Hazardous Materials present at the Facility in violation of any applicable Environmental Laws; (i) the Facility has no storage tanks either above or below ground; and (j) Seller and its predecessors have not used or otherwise managed any Hazardous Materials associated with the Business or at the Facility except in strict compliance with all applicable Environmental Laws.

As used in this Agreement, the terms (i) “Environmental Laws” include but are not limited to any federal, state, foreign or local law, statute, regulation, charter or ordinance, and any rule, regulation, binding interpretation, binding policy, permit, license, authorization, order, court order or consent decree issued pursuant to any of the foregoing, which addresses the protection of the environment, human health and safety, and, includes, but is not limited to, pertaining to, governing or otherwise regulating any of the following activities (y) the emission, discharge, disposal (whether intentional or unintentional), placement, migration, leaking, dumping, release or spilling of any Hazardous Material into the air (whether indoor or ambient), surface water, groundwater, soil or substrata, and (z) the manufacturing, processing, sale, generation, handling, treatment, transportation, storage, disposal, labeling, remediation, removal, clean-up or other management of any Hazardous Materials; and (ii) “Hazardous Materials” include any substance, element, product, material, or chemical, whether liquid, solid, or gas, that in relevant quantity, form or concentration is listed, defined, designated, classified, regulated or otherwise determined to be a pollutant, contaminant, hazardous, dangerous, radioactive or toxic substance, material or waste, or solid waste pursuant to any Environmental Laws, including any admixture or solution thereof, and specifically including, but not limited to, any explosives, radon, solvents, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyl, noise, petroleum, oil and petroleum products (including waste petroleum and petroleum byproducts, derivatives thereof or synthetic substitutes thereof, or any fraction thereof), and any other substances, mixtures, wastes, pollutants, contaminants, compounds, materials, products or matters that present or may present an imminent and substantial danger to the public health or welfare or to the environmental upon its release or requires or may reasonably be foreseen to require clean-up, remediation or removal.

6.12	Contracts.

Schedule 6.12 lists all of the contracts relating to the Business which have not been performed in full. Each of such Contracts is valid, in full force and effect and enforceable in accordance with its terms. Seller has provided to Buyer true and complete copies (or, in the case of oral contracts, true and complete written summaries of the terms) of all such contracts (including all amendments or modifications to all such contracts). Except as set forth on

Schedule 6.12 attached hereto, no event has occurred or circumstance exists that could, with the passage of time or compliance with any applicable notice requirements or both, constitute a default of, result in a violation or breach of, or give any right to accelerate, modify, cancel or terminate any such contract.

6.13	Insurance.

Schedule 6.13 attached hereto is a true and complete list of each insurance policy (including policies providing property, casualty, liability, workers’ compensation, medical professional and comprehensive general liability coverage and bond and surety arrangements) that is in force as of the date hereof and as to which Seller is a party, a named insured or otherwise the beneficiary of coverage. Except as set forth in Schedule 6.13, there have been no material claims filed under such policies during the past five (5) years. There are no notices of termination existing under any of such policies.

6.14	Compliance with Law.

Seller and Metal Links are, and at all times have been, in compliance with all laws and regulations that are or were applicable to the operation of the Business, the operation and use of the Facility, or the ownership or use of the Assets. Neither Seller nor Metal Links has received any notice or other communication (whether written or oral) from any governmental authority or any other person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any law in connection with the operation of the Business, the operation and use of the Facility, or the ownership or use of the Assets or any actual, alleged, possible or potential obligation on the part of Seller or Metal Links to undertake, or to bear all or any portion of the cost of, any remedial action of any nature in connection with the ownership of the Assets, the operation and use of the Facility, or the operation of the Business.

6.15	Employee Agreements and Plans.

Seller has provided to Buyer all employment/personnel files for all employees of Seller with respect to the Business and also with a true, correct and complete list of the names, titles, job descriptions, dates of hire, salaries or other rates of compensation and benefits and accrued vacation of all of the employees of Seller, together with any loans made by Seller to such employees. Schedule 6.15 describes each employee benefit provided to any employee of the Business. Except as set forth in Schedule 6.15, Seller is not now, nor has it been, a party to or obligated to contribute to any employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, guaranteed annual income plan, fund or arrangement, or any incentive, bonus, profit-sharing, deferred compensation, stock option or purchase plan or agreement or arrangement, or any employment or consulting agreement, or any collective bargaining agreement, or any other agreement, plan or arrangement similar to or in the nature of the foregoing, oral or written. Seller has complied in all material respects with all applicable laws, ordinances, rules and regulations relating to the employment of labor and there are no Claims threatened or pending against Seller (or any basis therefor known to Seller) relating to employment matters. Except as set forth on Schedule 6.15, (a) to Seller’s knowledge, no employee has any plans to terminate employment with Seller (other than as contemplated by this

Agreement); (b) to Seller’s knowledge, Seller has not had any threatened or actual strikes or work stoppages or material grievances; (c) to Seller’s knowledge, no employees of the Business are subject to any noncompete, nondisclosure, confidentiality, employment, consulting or similar agreements relating to, affecting or in conflict with the Business (other than agreements that benefit the Business); (d) with respect to employees of Seller, Seller (i) is not a party to any collective bargaining agreement and has not had negotiations with any person or group which is the collective bargaining representative for Seller’s employees, and (ii) has not experienced any strike, or received written notice of any unfair labor practice claim; and (e) to Seller’s knowledge, Seller (i) does not employ any individual who is not legally authorized to work in the United States, and (ii) has complied in all material respects with all state and federal immigration laws. To Seller’s knowledge, there has not been any filing by any employee or employee group seeking recognition as a collective bargaining representative. Seller has not violated the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state or local law.

6.16	Permits and Licenses.

Schedule 6.16 contains a complete and accurate list of each consent, license, registration or permit that relates to the Business, the Assets or the Facility and each of such consents, licenses, registrations or permits is valid and in full force and effect.

6.17	Assets and Inventory.

All tangible Assets are in good repair and good operating condition, ordinary wear and tear excepted, have been regularly and appropriately maintained and repaired in the normal course of business, and are adequate and sufficient to carry on the Business as presently conducted. The Assets (a) constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller, and (b) constitute all of the assets and properties necessary to continue conduct of the Business following the Closing as the Business is currently being conducted. The inventories of the Business consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of the Business, and include obsolete items.

6.18	Intellectual Property.

(a) Schedule 6.18 sets forth a complete and accurate list, of all of the trademarks, trademark registrations, applications for trademark registration, trade names, logos, slogans, patents, know-how, Internet domain names and copyrights owned by the Seller. The Seller is not infringing any patent, copyright, or trademark of any third party or otherwise violating the intellectual property rights of any third party nor has any claim been made or, to the Seller’s knowledge, threatened against the Seller alleging any such violation. To the Seller’s knowledge, there has not been any violation by others of the Seller’s rights in any trademark, copyright or any other intellectual property right.

(b) Schedule 6.18 contains a complete and accurate list of each contract to which the Seller is a party, or by which the Seller is bound, with respect to the license (as licensor or licensee) of any intellectual property right excluding “shrink wrap” license agreements whereby the Seller is a licensee of commercially available software programs.

6.19	Warranty.

Except as set forth in Schedule 6.19, each product manufactured, sold, leased or delivered in connection with the operation of the Business has been in material conformity with all applicable purchase order or contracts and all express and implied warranties, and Seller has no Liability for replacement or repair thereof or other material damages in connection therewith. No event has occurred nor do any circumstances exist that could give rise to or serve as a basis for a claim against Seller in connection with any product warranty provided by Seller. Schedule 6.19 also sets forth all of the terms and conditions of the applicable guaranty, warranty and indemnity of Seller in connection with products manufactured, assembled, produced, distributed, serviced or sold, or services provided, by the Business. Except as described in Schedule 6.19, no product manufactured, assembled, produced, distributed, serviced or sold, or service provided, by Seller is subject to any other guarantee, warranty or other indemnity.

6.20	Customers/Suppliers.

Schedule 6.20 sets forth (a) a list of the top ten customers of the Business by name and dollar volume of products and services provided to such customers (each, a “Material Customer”), and (b) a list of the top ten suppliers of the Business by dollar volume of purchases from such suppliers (each, a “Material Supplier”), in each case for the twelve (12) months ended December 31, 2013 and 2012, respectively. Except as set forth on Schedule 6.20, with respect to the Material Customers or Material Suppliers, Seller has not received any notification (written or oral) that (i) any such customer, distributor or supplier has or intends to breach, repudiate, terminate or otherwise fail to perform under any existing written contract or will not consider Seller for future work, (ii) any such vendor will not conduct business with Seller in the future, or (iii) intends to materially modify the terms upon which it would be willing to conduct business with Seller in the future.

6.21	Accounts Receivable.

Schedule 6.21 contains a complete and accurate list of all Accounts Receivable as of the Closing, which list sets forth the names of each customer, the amount of order account receivables and the date of invoice or billing for each such Account Receivable. All Accounts Receivable that are reflected on the Financial Statements or on Schedule 6.21 as of the Closing represent or will represent valid obligations arising from sales actually made or services actually performed by Seller in the ordinary course of business. Except to the extent paid prior to the Closing, such Accounts Receivable are or will be as of the Closing current and collectible net of the respective reserves shown on the Financial Statements or as otherwise set forth on Schedule 6.21. Attached hereto as Schedule 6.21 is a true and correct list of all receivables which have been deemed uncollectible and are not reflected in the Financial Statements. Subject to such reserves, each of such Accounts Receivable either has been or will be collected in full, without any setoff, within ninety (90) days after the day on which it first becomes due and payable. There is no contest, claim, defense or right of setoff with any account debtor of an Account Receivable relating to the amount or validity of such Account Receivable.

6.22	Occupational Health and Safety.

To Seller’s knowledge, except as set forth on the attached Schedule 6.22: (a) Seller has in all respects complied with and is currently in compliance with all Occupational Safety and Health Laws, and Seller has not received any oral or written notice or report and no judicial proceeding or governmental or administrative action is pending or threatened, regarding any liabilities or any violation or alleged violation of any Occupational Safety and Health Laws which relate to Seller; (b) Seller has obtained, applied for renewal of, and materially complied with, and is currently in material compliance with, all material authorizations that are required pursuant to applicable Occupational Safety and Health Laws for the current operation of the Business; and (c) neither this Agreement nor the consummation of the Closing contemplated by this Agreement shall impose any obligations on Seller or otherwise under any Occupational Safety and Health Law. “Occupational Safety and Health Law” means any law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards.

6.23	Solvency.

Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated under this Agreement. As used in this section, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets. Immediately after giving effect to the consummation of the transactions contemplated under this Agreement, (i) Seller will be able to pay its Liabilities as they become due in the usual course of its business; (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business; (iii) Seller will have assets (calculated at fair market value) that exceed its Liabilities; and (iv) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller. The cash available to Seller, after taking into account all other anticipated uses of the cash, will be sufficient to pay all such debts and judgments promptly in accordance with their terms.

6.24	Non-Foreign Status of Owner.

Owner is not a foreign person within the meaning of Section 1445(f)(3) of the Internal Revenue Code. Such Seller is not a “foreign person” within the meaning of Treasury Regulations Section 1.1445-2(b).

6.25	Facility.

(a) Seller and Metal Links hereby represent and warrant to Buyer that Metal Links owns the entire and undivided good, marketable and fee simple title in and to the Facility. Schedule 6.25 contains a correct legal description, street address and tax parcel identification number of the Facility.

(b) The heating, ventilation, air-conditioning, plumbing, and electrical systems, elevators and loading doors, if any, are in good operating order and condition, reasonable wear and tear excepted.

(c) Seller and Metal Links have received no notice that the Facility or any portion thereof is or will be subject to or affected by any special taxes, levies or assessments or any eminent domain, condemnation or similar proceedings.

(d) Seller and Metal Links have not received written notice and have no actual knowledge that any certificates of occupancy, licenses, certificates or permits issued by any governmental authority or any board of fire underwriters or similar organization or institution necessary for the leasing and operation of the Facility as currently conducted have been revoked or challenged.

(e) Seller and Metal Links have not received and have no knowledge of any notices of any violation of any law, code, order or requirement issued by any municipal or other public authority against or affecting all or any portion of the Facility or with regard to any work or improvements done or ordered by such authority to be done either before or after the date of this Agreement.

(f) There are no outstanding bills incurred for labor and materials used in making improvements or repairs on the Facility, or for services of architects, surveyors or engineers in connection therewith, and there are no outstanding or unperformed contracts for the making of improvements or repairs on the Facility or any portion thereof.

(g) There are no contracts, leases or agreements now in force between Metal Links or any other parties with respect to or affecting the Facility that would continue in force and effect subsequent to the Closing and would in any manner whatsoever be binding upon or enforceable against Buyer.

(h) All improvements included in the Facility are in compliance with all applicable laws and regulations, including those pertaining to zoning, building and the disabled, are in good repair and in good condition, ordinary wear and tear excepted, and are free from latent and patent defects. No part of the improvements located on the Facility encroaches on any real property not included in the Facility, and there are no buildings, structures, fixtures or other improvements primarily situated on adjoining property which encroach on any part of the Facility. The Facility abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Facility, is supplied with public or quasi-public utilities and other services appropriate for the operation of the improvements located on the Facility and is not located within any flood plain or area subject to wetlands regulation or any similar restriction. There is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would result in the taking of all or any part of the Facility or that would prevent or hinder the continued use of the Facility as heretofore used in the conduct of the business of Seller.

(i) Seller and Metal Links warrant that the Facility has the following Zoning Classification: Industrial. The present use is in compliance therewith, and that there exists no notice of any uncorrected violations of housing, building, safety or fire ordinances.

6.26	Disclosure.

No representation or warranty of Seller or Metal Links in this Agreement and no statement or disclosure in any Schedule hereto omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. Except as otherwise set forth in this Agreement or any Schedule hereto, there is no fact known to Seller or Metal Links that has specific application to Seller (other than general economic or industry conditions) and that could reasonably be expected to have a material adverse effect on the assets, business, prospects, financial condition, or results of operations of the Business.

7.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

7.1	Organization and Qualification.

Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power and authority to carry on its business as presently conducted.

7.2	Financial Capacity.

Buyer has financing in place and available to it sufficient to satisfy all of its obligations under this Agreement and to close the transactions described in this Agreement.

7.3	Authorization; Valid and Binding Obligation.

Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms.

8.	DELIVERIES BY SELLER AND METAL LINKS

Seller and Metal Links, as applicable to the Facility, shall deliver to Buyer at Closing the following:

(a) the Escrow Agreement;

(b) a recordable general warranty deed for the transfer of the Facility to Buyer, or an affiliate of Buyer, conveying good, marketable, and insurable fee simple title clear of all Encumbrances, except Permitted Encumbrances, without defect, with marketable title such as can be insured by a reasonable title insurance company at regular rates (Metal Links shall be responsible for all matters of title clearance necessary in order to deliver title to Facility as stated above), substantially in the form attached hereto as Exhibit C (the “Deed”);

(c) a bill of sale and assignment and assumption agreement in a form reasonably acceptable to Buyer (the “Assignment”);

(d) an employment agreement with Buyer executed by Mr. William R. Dega, a proprietary information and assignment of inventions agreement, each substantially in the form attached hereto as Exhibit D (the “Employment Agreement “) together with such other documents and acknowledgements required to be signed by Mr. Dega as an employee of The ExOne Company;

(e) offer letters from The ExOne Company executed by the employees named on Schedule 15(a) together with all other employment documents requested to be executed by The ExOne Company in connection with the commencement of employment by The ExOne Company or Buyer following the Closing.

(f) any assignments or documents required to transfer accreditations, permits or licenses;

(g) a recent good standing certificate of Company and Metal Links, from the Secretary of the State of Michigan;

(h) copies of all corporate actions duly taken by or on behalf of Company and Metal Links, including actions of Company’s shareholders and Board of Directors and by Metal Links’ sole member, duly certified by the Secretary of Company or Metal Links, authorizing the execution, delivery and performance of this Agreement and the other agreements, instruments and documents contemplated hereby and to be delivered hereunder, which actions shall be in full force and effect at the time of delivery on the Closing Date;

(i) letter from Trinity, a division of Bank of the West in form and substance satisfactory to Buyer acknowledging pay-off in full of Master Lease Agreement No. 63374 and Schedule 001, dated October 2, 2012 between Trinity, a division of Bank of the West and termination and release of any and all Encumbrances against any Asset that Trinity may have had against any Asset;

(j) originals of any other required consents/approvals listed on Schedule 6.10 or otherwise necessary in order to transfer the Assets;

(k) letter from Huntington National Bank in form and substance satisfactory to Buyer acknowledging pay-off in full of existing debt Promissory Note, dated August 9, 2012 by and between Company and Huntington National Bank and termination and release of any and all Encumbrances against any Asset that Huntington National Bank may have had against any Asset;

(l) certifications of non-foreign status, as contemplated under Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that each of Owner, Metal Links and the Company is not a foreign person; and

(m) such other assignments, consents, approvals and other instruments as Buyer or its agents may reasonably request.

9.	DELIVERIES BY BUYER

Buyer shall deliver to Seller and Metal Links, as applicable to the Facility, at Closing the following executed agreements:

(a) the Assignment;

(b) the Employment Agreement;

(c) the Escrow Agreement;

(d) the Closing Payment;

(e) a recent good standing certificate of Buyer from the Secretary of State of Delaware; and

(f) copies of all corporate actions taken by or on behalf of Buyer, including actions of Buyer’s Board of Directors, duly certified by the Secretary of Buyer, authorizing the execution, delivery and performance of this Agreement and the other agreements, instruments and documents contemplated hereby and to be delivered hereunder, which actions shall be in full force and effect at the time of delivery on the Closing Date.

10.	COVENANT NOT TO COMPETE / SOLICIT

10.1	Non-Competition / Non-Solicit Agreement.

Seller and Metal Links agree that for a period of three (3) years after the date hereof (the “New Company Period”), they will not:

(a) Directly or indirectly engage, whether as a consultant, independent contractor, agent, employee, owner, officer, partner, director or otherwise, alone or in association with any other person, corporation or other entity, engage in any Competing Business operating, planning to operate, offering products or services or planning to offer products or services within one hundred (100) miles of any geographic location where the Buyer or Business’ products or services are sold or provided for sale. “Competing Business” shall mean any individual, corporation, partnership, business or other entity that provides or attempts to provide any products or services that are the same or similar to any products or services offered by the Buyer or the Business.

(b) Directly or indirectly solicit, attempt to obtain business from, accept business from, or do business with or service any Customers or Prospective Customers of the Business or

any Customers or Prospective Customers of the Buyer. “Customer,” as used herein, shall mean any person or entity that procured any products or services from the Buyer or Business during the two (2) years preceding the Closing Date or that is a customer of the Business during the “Non-Compete Period” and “Prospective Customers,” as used herein, shall mean any person or entity that the Buyer or Business solicited, contacted and/or communicated with for business purposes during the two (2) years preceding the Closing Date or that is a customer of the Business during the “Non-Compete Period”;

(c) Directly or indirectly interfere, induce or attempt to induce, or otherwise attempt to disrupt the relationship, contractual or otherwise, between the Buyer and any of their employees or the Business’ employees, or solicit an employee of the Buyer or a Business employee to terminate employment with the Buyer and/or Business;

(d) Directly or indirectly hire or participate in the hiring of any person who is or was employed by the Buyer or Business; or

(e) Directly or indirectly interfere, induce or attempt to induce, or otherwise attempt to disrupt the relationship, contractual or otherwise, between the Buyer and its vendors, consultants, or independent contractors or the Business and its vendors, consultants, or independent contractors.

The existence of any claim, dispute, or cause of action of the Seller against the Buyer, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by the Buyer of this covenant. Nothing in this Section 10 shall restrict Owner from performing services under the Employment Agreement that are properly within his scope of employment with Buyer.

10.2	Acknowledgments.

Seller and Metal Links hereby acknowledge and agree that:

(a) This Section is necessary for the protection of the legitimate business interests of the Buyer;

(b) Seller has no intention of competing with the Buyer within the area and the time limits set forth hereinabove; and

(c) The provisions of this Section are a condition to Buyer’s obligations under this Agreement, without which Buyer’s purchase of the Assets will not occur.

10.3	Unique Nature of Agreement.

Buyer, Seller and Metal Links agree that the rights conveyed by this Section are of a unique and special nature. Buyer, Seller and Metal Links agree that any violation of this Agreement will result in immediate and irreparable harm to Buyer and that in the event of any actual or threatened breach or violation of any of the provisions of this Section, Buyer will be entitled as a matter of right to an injunction or a decree of specific performance from any equity court of competent jurisdiction. Seller waives the right to assert the defense that such breach or violation can be compensated adequately in damages in an action at law. Nothing in this Section will be construed as prohibiting Buyer from pursuing any other remedies at law or in equity available to it for such breach or violation or threatened violation.

10.4	Severability and Reformation.

The covenants and provisions of this Section will be severable, and in the event that any portion of this Section is held to be unlawful or unenforceable, the same will not affect any other portion of this Section, and the remaining terms and conditions or portions thereof will remain in full force and effect. This Section will be construed in such case as if such unlawful or unenforceable portion had never been contained in this Section, in order to effectuate the intentions of the parties contained in this Section. If any one or more of the provisions contained in this Agreement are for any reason held to be excessively broad as to duration, geographic scope, activity or subject, the Parties intend for this Agreement to be modified by limiting and reducing it, so as to be enforceable to the greatest extent permitted under applicable law. The foregoing is not an admission or evidence that any of the terms or conditions of this Agreement are unreasonable.

10.5	Tacking.

If Seller or Metal Links violate any of the above restrictions, the time period for such restriction will be extended by that number of days which equals the aggregate of all days during which at any time any such violations occurred.

11.	EXPENSES

Except as otherwise specifically set forth herein, Seller and Metal Links shall pay all fees and expenses incurred by Seller and Metal Links in connection with the transactions provided for hereunder, including the fees and expenses of Seller’s and Metal Link’s counsel and accountants and any transfer taxes imposed upon the sale of the Assets (other than any real estate transfer taxes as provided for below) and Buyer shall pay all expenses incurred by it in connection with the transactions provided for hereunder, including the fees and expenses of its counsel and accountants. The cost of real estate transfer taxes will be divided equally between Metal Links and Buyer. Buyer and Metal Links will pro rate real estate taxes payable with respect to the Facility as of the Closing Date. In the event the ad valorem tax bills have not been issued for the current year as of the Closing, such taxes shall be prorated at the Closing, based on a calendar year basis, unless a tax is levied on a fiscal year basis, in which case, such tax shall be prorated on a fiscal year basis, based upon the most recent tax bill available at the Closing Date, which shall be deemed conclusive between Metal Links and Buyer for all purposes. Seller and Metal Links shall be jointly and severally responsible for cost of deed preparation, deed recording, all matters of the title clearance, including, without limitation, costs associated with obtaining municipal lien letters and dye tests, and its own attorneys’ fees. Buyer shall be responsible for the cost of the survey and any costs associated with the issuance of any Title Insurance policy, other than any costs associated with title clearance.

12.	ABSENCE OF BROKER OR FINDER

Roger Thiltgen assisted Seller in connection with the transactions provided for in this Agreement, and Seller will pay Mr. Thiltgen $125,000 for such services. Except as described in the preceding sentence, Seller represents and warrants to Buyer that no person is acting or has acted for it as broker or finder in connection with the transactions provided for by this Agreement. Buyer represents and warrants to Seller that no person is acting or has acted for it as broker or finder in connection herewith. On the Closing Date, $125,000 will be paid out of the Asset Purchase Price to Mr. Thiltgen for the services provided by him to the Seller. Each party hereto will indemnify and hold the other party harmless against any claims or demands for a brokerage commission from any other parties purporting to act on behalf of such party.

13.	NOTICES

Any notice, request, demand or other communication given by any party under this Agreement (each a “notice”) shall be in writing and shall be deemed to be duly given (i) when personally delivered, or (ii) upon delivery by United States Express Mail or similar overnight courier service which provides evidence of delivery, or (iii) when five days have elapsed after its transmittal by registered or certified mail, postage prepaid, return receipt requested, addressed to the party to whom directed at that party’s address as it appears below or another address of which that party has given notice, or (iv) when delivered by facsimile or email transmission if a copy thereof is also delivered in person or by overnight courier. Notices of address change shall be effective only upon receipt notwithstanding the provisions of the foregoing sentence.

Notice to Buyer shall be sufficient if given to:

ExOne Americas LLC

127 Industry Boulevard

North Huntingdon, PA 15642

Attention:	JoEllen Lyons Dillon Chief Legal Officer The ExOne Company

Email: JoEllen.Dillon@exone.com

Facsimile No.: 724 765 1380

with copies to:

Buchanan Ingersoll & Rooney Professional Corporation

One Oxford Centre, 20th Floor

301 Grant Street

Pittsburgh, PA 15219

Attention: Hannah T. Frank

Email hannah.frank@bipc.com

Fax No.: 412-562-1041

Notice to Seller and Metal Links shall be sufficient if given to:

Mr. and Mrs. William R. Dega

3609 South River Road

East China, Michigan 48054

Email: mamphoenix@msn.com

with copies to:

Molosky & Co.

2001 Harbor-Petoskey Road

Petoskey, Michigan 49770

Attention: Donald J. Molosky, Esq.

Fax No.: (231) 487-9001

Email: DMolosky@Molosky.com

14.	INDEMNIFICATION AND SURVIVAL OF REPRESENTATIONS AND WARRANTIES

14.1	Payment of Taxes, Satisfaction of Excluded Liabilities and Indemnity by Seller.

(a) Seller and Metal Links shall pay in a timely manner all taxes resulting from or payable in connection with the sale of the Assets pursuant to this Agreement (except as set forth in Section 11), regardless of the person on whom such taxes are imposed. For the avoidance of doubt, all sales, use, excise, value-added, goods and services, transfer, recording, documentary, registration, conveyancing and similar taxes that may be imposed on the sale and transfer of the Assets (including any stamp, duty, or other tax chargeable in respect of any instrument transferring property and any recording fees or expenses payable in connection with the sale and transfer of the Assets), together with any and all penalties, interest and additions to tax with respect thereto, shall be paid by Seller and Metal Links, as applicable. Buyer, on one hand, and Seller and Metal Links, on the other hand, shall cooperate in timely making all filings, returns, reports and forms as may be required to comply with the provisions of applicable law in connection with the payment of any such taxes described in this Section 14.1(a).

(b) Seller and Metal Links shall pay or perform in full all of the Excluded Liabilities. If any such Excluded Liabilities are not so paid or performed, or if Buyer reasonably determines that failure to make any payments will impair Buyer’s use or enjoyment of the Assets or conduct of the Business, Buyer may, at any time after the Closing Date, elect to make all such payments directly (but shall have no obligation to do so) and make a claim under Section 14.1. In the event that Buyer performs, discharges or satisfies any Excluded Liability, Seller and Metal Links will immediately and fully indemnify Buyer for Buyer’s costs, fees and expenses (including any reasonable attorney’s fees) with respect to Buyer’s performance, discharge or satisfaction of such Excluded Liability.

(c) Seller and Metal Links, jointly and severally, shall indemnify Buyer, and its affiliates, directors, officers, shareholders, employees, agents, representatives, successors and assigns against any and all claims, losses, Liabilities, damages, lost profits, expenses (including reasonable attorneys fees and costs of suit) (“Losses”) which may be asserted against, incurred or required to be paid by Buyer or its affiliates, directors, officers, shareholders, employees, agents, representatives, successors and assigns by reason or on account of (i) any representation or warranty made by Seller or Metal Links herein being untrue or incorrect in any respect; or (ii) any failure by Seller and Metal Links to observe or perform their covenants and agreements set forth herein or in any agreement entered into pursuant to this Agreement; or (iii) any Excluded Liabilities.

14.2	Indemnity by Buyer.

Buyer shall indemnify Seller, Metal Links and their affiliates, directors, officers, shareholders, employees, agents, representatives, successors and assigns against any and all Losses which may be asserted against, incurred or required to be paid by Seller, Metal Links or its affiliates, directors, officers, shareholders, employees, agents, representatives, successors and assigns by reason or on account of (i) any representation or warranty made by Buyer herein being untrue or incorrect; or (ii) any failure by Buyer to observe or perform its covenants and agreements herein or in any agreement entered into pursuant to this Agreement.

14.3	Survival.

Except as set forth below, all of the representations and warranties provided for in this Agreement or in any certificate delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall survive the Closing until March 3, 2016; provided that any representations and warranties shall survive with respect to, and to the extent of, any claim for indemnification made in accordance with this Section 14 prior to the applicable termination date until final resolution of such claim. The representations and warranties in Section 6.6 (Taxes) and Section 6.11 (Environmental Matters) shall survive for the applicable statute of limitations period and any extensions or waivers thereof, and the representations and warranties in Section 6.9 (Title to Assets) and Section 6.25 (a) shall survive without expiration. All covenants, agreements and other indemnification obligations contained in this Agreement other than as set forth in this Section 14.3 shall survive without expiration.

14.4	Limitations on Indemnification.

With respect to indemnification pursuant to Section 14.1(c)(i), excepting any claim in connection with the representations and warranties in Section 6.6 (Taxes), Section 6.11 (Environmental Matters), Section 6.9 (Title to Assets), Section 6.21 (Accounts Receivable) and Section 6.25(a) and any claims for fraud or intentional misrepresentation, the Company, (a) Seller and Metal Links shall not be liable for indemnification hereunder unless and until the aggregate amount of Losses under all such claims under Section 14.1(c)(i) exceeds Ten Thousand Dollars ($10,000) (US) (the “Basket”), in which event Buyer and such other indemnified persons shall be entitled to indemnification for all damages from dollar one and (b) Seller and Metal Links shall not be liable for aggregate Losses in excess of $250,000 (the “Cap”). For the avoidance of doubt, the Basket and the Cap shall not be applicable to (i) any claim in connection with the representations and warranties in Section 6.6 (Taxes), Section 6.9 (Title to

Assets), Section 6.21 (Accounts Receivable) or Section 6.25(a) and any claims for fraud or intentional misrepresentation, (ii) any failure by Seller or Metal Links to observe or perform their covenants and agreements set forth herein or in any agreement entered into pursuant to this Agreement; or (iii) any Excluded Liabilities. With respect to indemnification pursuant to Section 14.2(i), (a) Buyer shall not be liable for indemnification hereunder unless and until the aggregate amount of Losses under all such claims under Section 14.2(i) exceeds Ten Thousand Dollars ($10,000) (US), in which event Seller, Metal Links and such other indemnified persons shall be entitled to indemnification for all damages from dollar one and (b) Buyer shall not be liable for aggregate Losses in excess of $250,000.

14.5	Indemnification Procedures.

Any party making a claim for indemnification under this Article 14 (the “Indemnitee”) shall notify the indemnifying party (the “Indemnitor”) of the claim in writing promptly after discovering the claim or receiving written notice of a claim against it (if by a third party), describing the claim, the amount thereof (if known and quantifiable), and the basis thereof. The obligations and Liabilities of the Indemnitor with respect to claims resulting from the assertion of Liability by any third party shall be subject to the following terms and conditions:

(a) In the event any action, suit or proceeding is brought against the Indemnitee, with respect to which the Indemnitor may have Liability under the indemnity agreements contained herein, the action, suit or proceeding shall be defended (including all proceedings on appeal or for review which counsel for the Indemnitee shall deem appropriate) by the Indemnitor. The Indemnitee shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the Indemnitee’s own expense unless the employment of such counsel and the payment of such fees and expenses both shall have been specifically authorized by the Indemnitor in connection with the defense of such action, suit or proceeding. In such case, only that portion of such fees and expenses reasonably related to matters covered by the indemnity agreements contained herein shall be borne by the Indemnitor. The Indemnitee shall be kept fully informed of such action, suit or proceeding at all stages thereof whether or not it is so represented. The Indemnitee shall make available to the Indemnitor and its attorneys and accountants all books and records of the Indemnitee relating to such proceedings or litigation and the parties hereto agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

(b) The Indemnitee shall not make any settlement of any claims without the written consent of the Indemnitor, which consent shall not be unreasonably withheld or delayed.

15.	EMPLOYEES OF SELLER

(a) Seller shall terminate, effective as of the Closing Date, all of its employees for which Buyer in its sole discretion desires to employ following Closing. Buyer or The ExOne Company, a Delaware corporation and parent of Buyer (the “Parent”) shall offer employment on an at-will basis to such employees, subject to Buyer’s or Parent’s standard employment policies and practices, subject to Section 15(b) below. Schedule 15(a) attached hereto contains a list of all employees Buyer or Parent will hire following Closing. Seller shall use their best efforts to assist Buyer and Parent in obtaining a written acknowledgment from such employees acknowledging their continued employment with Buyer. Employees who are offered continued employment with Buyer or Parent and who accept such offer and actually commence employment with Buyer or Parent on or after the Closing Date are hereinafter referred to as “Transferred Employees.”

(b) Transferred Employees shall be eligible to participate in each Buyer or Parent welfare and/or fringe benefit plan, fund, program and/or arrangement, being provided to similarly situated employees of Buyer or Parent in accordance with their terms. For purposes of any health and welfare plan of Buyer, Buyer will use reasonable efforts to cause the Transferred Employees to receive credit for their service with the Company to the same extent such service was recognized under a corresponding health and welfare benefit plan of the Company. Transferred Employees shall be eligible, effective as of their date of hire, to participate in the ExOne Company 401(k) Plan (the “Plan”) in accordance with the terms of the Plan applicable to newly hired employees, with the exception that such Transferred Employees’ service with the Company shall be treated as service with a predecessor employer of the Plan for purposes of “Eligibility Service” and “Vesting Service” (as defined in the Plan).

(c) Owner will, and will cause Company to, pay to each Transferred Employee a bonus equal one week salary for each employee by check on March 6, 2014. The amount of the bonus for each Transferred Employee is listed on Schedule 15(a).

16.	FURTHER ASSURANCES

Each party shall, upon request of any of the other parties hereto, at any time and from time to time execute, acknowledge, deliver and perform all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and instruments of further assurances as may reasonably be necessary or appropriate to carry out the provisions and intent of this Agreement. In addition, Seller and Metal Links will cooperate with Buyer to address or resolve any Excluded Liability or other Claim relating to the conduct of the Business or ownership of the Facility prior to the Closing.

17.	POST CLOSING COOPERATION

Seller will provide Buyer with access to any billing, financial and other records of Buyer and reasonably cooperate with Buyer relating to Buyer’s past operations of the Business as may reasonably be required by Buyer in connection with transition matters or any third party or governmental inquiry or claim or refund or similar claim by any governmental entity, private insurer or patient.

18.	CHANGE OF COMPANY’S NAME

Within a reasonable time following the Assignment Completion Date (as defined below), the Company shall amend its articles of incorporation and other governing documents and take all other actions necessary to change its name to Walleye Hunters, Inc.

19.	PERFORMANCE OF AGREEMENTS

Seller acknowledges that the Contracts listed on Schedule 6.10 and the Permits listed on Schedule 6.16 may not be assigned to Buyer without the consent of the other parties to such Contracts or Permits. Nothing herein contained shall be deemed an attempt to assign or transfer or an assignment or transfer of any Contract or Permit, including any contract, agreement, indenture, license, lease, commitment, option, plan, arrangement, sales order or purchase order, in any case whether written or oral, if an assignment or transfer or attempted assignment or transfer of the same without the consent of the other party or parties thereto would constitute a breach thereof, or if an assignment or transfer or attempted assignment or transfer would constitute a violation of any law, decree, order, regulation or other governmental edict. Following the Closing, Seller will cooperate fully with Buyer to obtain as soon as is reasonably practicable the consents or approvals to the assignment of such Contracts of Permits or to replace such Contracts and Permits with new Contracts or Permits in Buyer’s name or the name of The ExOne Company. Until such consents or approvals or replacement Contracts or Permits are obtained, Seller will perform the Contracts and perform under the Permits on behalf of the Buyer until the earliest date on which (1) consent to the assignment of such Contract or Permit is obtained on the terms and conditions satisfactory to Buyer, (2) such Contract or Permit has terminated by its terms or (3) such Contract or Permit is replaced or superseded by a new Contract or Permit. Seller acknowledges that Buyer has already paid for the benefit of such Contracts and Permits with the payment of the Asset Purchase Price and that no additional fees, cost or consideration will be payable by Buyer to Seller for Seller’s performance under this Section 19. At such time as any consent or approval of any such Contract or Permit is obtained, Seller covenants to execute an assignment or any such other documentation as may be required to evidence the assignment of such Contract or Permit.

Buyer shall provide the Company a limited license to use the name “Machin-A-Mation Corporation” for the sole purpose of performing under the Contracts listed on Schedule 6.10 and the Permits listed on Schedule 6.16 until such time as Buyer has obtained the consents or approvals to the assignment of such Contracts of Permits or to replace such Contracts and Permits with new Contracts or Permits in Buyer’s name or the name of The ExOne Company (the “Assignment Completion Date”). Within a reasonable time following the Assignment Completion Date, the Company shall amend its articles of incorporation and other governing documents and take all other actions necessary to change its name to Walleye Hunters, Inc.

20.	MISCELLANEOUS

20.1	Governing Law.

This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania without regard to any jurisdiction’s conflicts of laws provisions.

20.2	Counterparts/Use of Facsimiles.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement. The reproduction of signatures by means of a telecopying device shall be treated as though such reproductions are executed originals and each party hereto covenants and agrees to provide the other parties with a copy of this Agreement bearing original signatures within five days following transmittal by facsimile.

20.3	Entire Agreement.

This Agreement, together with the Schedules hereto, the Deed, the Escrow Agreement and Employment Agreement of Mr. William R. Dega, constitutes the entire agreement of the parties hereto respecting its subject matter and supersedes all negotiations, preliminary agreements and prior or contemporaneous discussions and understandings of the parties hereto in connection with the subject matter hereof. This Agreement may be amended, modified, or supplemented only by a writing signed by all parties by their duly authorized representatives. Any party may waive the benefit of a term or condition of this Agreement and such waiver will not be deemed to constitute the waiver of another breach of the same, or any other, term or condition. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provision of this Agreement.

20.4	No Presumption Against Draftsman.

There shall be no presumption against any party on the ground that such party or its counsel was responsible for preparing this Agreement or any part hereof.

20.5	Jurisdiction/Service of Process/Waiver of Jury Trial.

Any proceeding arising out of or relating to this Agreement or any transaction in connection herewith may be brought in the courts of the County of St. Clair, Michigan, or, if it has or can acquire jurisdiction, in the United States District Court located within the County of St. Clair, Michigan, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement or any transaction contemplated herewith in any other court. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any proceeding referred to in the first sentence of this Section may be served on any party anywhere in the world. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.5.

20.6	Non-Disclosure/Public Announcement.

Any public announcement, press release or similar publicity with respect to this Agreement or the transactions associated herewith will be issued, if at all, at such time and in such manner as Buyer determines. Except with the prior consent of Buyer or as permitted by this Agreement, neither Seller nor any of their representatives shall disclose to any person (a) any information about the transactions contemplated by this Agreement, including the status of such discussions or negotiations, the execution of any documents (including this Agreement) or any of the terms of the transactions contemplated by this Agreement or the related documents (including this Agreement). Seller and Buyer will consult with each other concerning the means by which Seller’s employees, customers, suppliers and others having dealings with Seller will be informed of the transactions contemplated by this Agreement, and Buyer will have the right to be present for any such communication. The Buyer and Seller have entered into that certain non-disclosure agreement dated June 5, 2013, the terms of such non-disclosure agreement shall survive the Closing.

20.7	Real Estate Matters.

Prior to the Closing, Buyer shall have obtained a survey of the Facility. In addition, Buyer shall obtain at the Closing an owner’s title insurance policy (the “Title Policy”) in form and substance acceptable to Buyer, from Chicago Title (the “Title Company”), pursuant to which the Title Company shall insure Buyer’s title to the Facility with no exceptions other than the Permitted Encumbrances, based solely upon the conveyance from Metal Links to Buyer as set forth in this Agreement and the payment by Buyer of not more than the premium normally charged by the Title Company for the amount of coverage contained in such policy.1

20.8	Successors And Assigns.

This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the parties hereto, but shall not be assigned by any party hereto without the prior written consent of the other parties.

[The Remainder of this Page is Intentionally Blank.]

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, each of the parties has executed this Agreement or caused this Agreement to be executed by its duly authorized officer as of the date first above written.

EXONE AMERICAS LLC

By:	The ExOne Company, its sole member

By:	/s/ Brian W. Smith
	Name:	Brian W. Smith
	Title:	CFO and Treasurer

MACHIN-A-MATION CORPORATION

By:	/s/ William R. Dega
	Name:	William R. Dega
	Title:	President

METAL LINKS, LLC

By:	/s/ William R. Dega
	Name:	William R. Dega
	Title:	Owner

/s/ William R. Dega
William R. Dega

EXHIBIT A

Escrow Agreement

EXHIBIT B

Sample Earnout Payments Calculation

EXHIBIT C

Deed

EXHIBIT D

Employment Agreement

List of Schedules

Schedule 3	TRANSFER OF THE ASSETS

Schedule 3(a)	TRANSFER OF THE ASSETS

Schedule 3(b)	TRANSFER OF THE ASSETS

Schedule 3(c)	TRANSFER OF THE ASSETS

Schedule 4(a)	ASSUMPTION OF LIABILITIES

Schedule 6.3	NO VIOLATION

Schedule 6.4	ABSENCE OF UNDISCLOSED AND CONTINGENT LIABILITIES

Schedule 6.5	LOCATIONS/PRIOR NAMES

Schedule 6.7	FINANCIAL STATEMENT AND BOOKS AND RECORDS

Schedule 6.9	TITLE TO ASSETS

Schedule 6.10	NO CONSENT

Schedule 6.12	CONTRACTS

Schedule 6.13	INSURANCE

Schedule 6.15	EMPLOYEE AGREEMENTS AND PLANS

Schedule 6.16	PERMITS AND LICENSES

Schedule 6.18	INTELLECTUAL PROPERTY

Schedule 6.19	WARRANTY

Schedule 6.20	CUSTOMERS/SUPPLIERS

Schedule 6.21	ACCOUNTS RECEIVABLE

Schedule 6.22	OCCUPATIONAL HEALTH AND SAFETY

Schedule 6.25	FACILITY

Schedule 15(a)	TRANSFERRED EMPLOYEES OF SELLER